                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No. ______)*



                           THE KEITH COMPANIES, INC.
                           -------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
                         -----------------------------
                        (Title of Class of Securities)


                                  487539 10 8
                                  -----------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13G


CUSIP No.  487539 10 8
--------------------------------------------------------------------------------
1. Names of Reporting Persons. Floyd S. Reid and Ruth L. Reid Family Trust dated March 30, 1990 I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization United States
--------------------------------------------------------------------------------

Number of      5.  Sole Voting Power 0
Shares Bene-   -----------------------------------------------------------------
ficially       6.  Shared Voting Power 509,444
Owned by Each  -----------------------------------------------------------------
Reporting      7.  Sole Dispositive Power 0
Person With:   -----------------------------------------------------------------
               8.  Shared Dispositive Power 509,444

9.   Aggregate Amount Beneficially Owned by Each Reporting Person 509,444

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.

11.  Percent of Class Represented by Amount in Row (9) 10%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------





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                                  SCHEDULE 13G

CUSIP No.  487539 10 8
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  Floyd S. Reid
    I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization United States
--------------------------------------------------------------------------------

Number of        5.  Sole Voting Power 0
Shares Bene-     ---------------------------------------------------------------
ficially         6.  Shared Voting Power 509,444
Owned by Each    ---------------------------------------------------------------
Reporting        7.  Sole Dispositive Power 0
Person With:     ---------------------------------------------------------------
                 8.  Shared Dispositive Power 509,444

9.   Aggregate Amount Beneficially Owned by Each Reporting Person 509,444

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.

11.  Percent of Class Represented by Amount in Row (9) 10%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------






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CUSIP No.    487539 10 8
          --------------

Item 1.

    (a)  Name of Issuer

           The Keith Companies, Inc.

    (b)  Address of Issuer's Principal Executive Offices

           2955 Red Hill Avenue
           Costa Mesa, CA 92626

Item 2.

    (a)  Name of Person Filing

           This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"); (i) Floyd S. Reid and Ruth L. Reid Family Trust Dated March 30, 1990 (the "Trust") and (ii) Floyd S. Reid, an individual, by virtue of their beneficial ownership of 509,444 shares of common stock of The Keith Companies, Inc. The Trust and Floyd S. Reid are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into an Agreement Regarding the Joint Filing of Schedule 13G, dated January 31, 2000, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

           The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

    (b) Address of Principal Business Office or, if none, Residence

           2955 Red Hill Avenue
           Costa Mesa, CA 92626

    (c)  Citizenship

           The Trust is a trust established under the laws of the State of California and Floyd S. Reid is a citizen of the United States.

    (d)  Title of Class of Securities

           Common Stock, $.001 par value
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    (e)  CUSIP Number

           487539 10 8

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not Applicable.

Item 4.  Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: 509,444

    (b) Percent of class: 10%

    (c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote 0

        (ii) Shared power to vote or to direct the vote 509,444

        (iii)  Sole power to dispose or to direct the disposition of 0

        (iv) Shared power to dispose or to direct the disposition of 509,444

Item 5. Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

    Not Applicable.

Item 8. Identification and Classification of Members of the Group.

    Not Applicable.
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Item 9. Notice of Dissolution of Group.

    Not Applicable.

Item 10.  Certification.

     Not Applicable.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000       FLOYD S. REID AND RUTH L. REID FAMILY
                              TRUST DATED MARCH 30, 1990


                              By: /s/ Floyd S. Reid
                                  -------------------------------------
                                  Floyd S. Reid, Trustee


Dated:  January 31, 2000          /s/ Floyd S. Reid
                                  --------------------------------------
                                  FLOYD S. REID, personally


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                    EXHIBITS


A.   Agreement Regarding the Joint Filing of Schedule 13G dated January 31,
     2000